UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Launches Industry’s Most Compact, Rugged LTE-A Pro Cellular Router for Connecting Critical Assets and Infrastructure

Sierra Wireless AirLink RV55 LTE-A Pro cellular router connects utility grid infrastructure and mobile workforces for more efficient grid operations and rapid response to service outages

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 4, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the AirLink® RV55 LTE-Advanced Pro router to simplify and lower the cost of connecting critical remote assets, infrastructure and mobile workforces in utility, energy, smart city and public safety applications. AirLink RV55 is the industry’s most compact and rugged LTE-A Pro router for SCADA, distribution management systems and service vehicle fleets.

Utilities are deploying cellular IoT solutions like AirLink RV55 to modernize grid operations by connecting aging equipment and infrastructure in order to meet customers’ service expectations and increase adoption of new distributed energy sources. AirLink RV55 combines high-speed, reliable LTE connectivity with Wi-Fi, serial and ethernet interfaces, allowing utilities to gather real-time data from infrastructure and connect mobile workforces to improve operational efficiency, rapidly identify issues and restore service outages.

Carol Johnston, VP Product Marketing, Clevest Solutions, said: “Efficiently connecting mobile workforces, their vehicles and dispatch resources is critical to quickly finding and resolving service outages. Sierra Wireless’ AirLink RV55 provides the secure, reliable, always-on connectivity that utilities need to efficiently dispatch work orders to the closest qualified worker and manage their field service teams leveraging Mobile Workforce Management software to keep critical operations running smoothly.”

Jesus Gonzalez, Senior Analyst, IHS Markit, Critical Communications, said: “As electric utilities modernize with cellular IoT, the cost and complexity of adding connectivity to aging infrastructure equipment is a significant challenge, especially if the equipment doesn’t have connectivity built in or is deployed in a harsh or remote environment. Cellular LTE routers with a compact, rugged form factor, and flexible interfaces make it easy to connect critical distribution automation equipment like cap-bank controllers, sectionalizers and reclosers to help monitor and respond quickly to changes in the utility grid.”

Tom Mueller, VP, Products, Enterprise Solutions, Sierra Wireless, said: “Utility, energy and industrial companies continue to rely on cellular IoT to efficiently connect and operate their infrastructure. The AirLink RV55, with device management and 24/7 direct support included at zero cost for the first year, provides IT teams with peace of mind knowing they can securely connect and manage both their fixed and mobile networks with a single reliable solution.”

AirLink RV55 is part of Sierra Wireless’ AirLink Performance Series of routers and gateways. It is available in an LTE-A Pro variant with dual-serial, ethernet, GNSS and an optional dual-Wi-Fi interface. LTE-A Pro supports 6x faster downlink (up to 600Mbps) and 3x faster upload (up to 150Mbps) speeds compared to previous LTE versions (RV50). RV55 supports CBRS bands that do not require spectrum licenses and allow utilities to build and operate their own LTE networks. An LTE-M/NB-IoT (up to 300kbps downlink) variant is also available for enhanced coverage. RV55 retains the same ultra-low power consumption of the RV50/50X making it ideal for solar- or battery-powered installations.

Pricing & Availability
AirLink RV55 models range from $589 for the LTE-M/NB-IoT variant to $789 for the LTE-A Pro variant with Wi-Fi. LTE-A Pro routers will start sampling in March 2019, with commercial availability beginning in April 2019. LTE-M/NB-IoT samples will be available in May, with commercial availability in June 2019. Every AirLink RV55 purchase comes with peace-of-mind protection—the first year of AirLink Complete, including device management, 24/7 direct technical support and 3-year warranty—is included at no additional charge.

Sierra Wireless will demonstrate AirLink cellular routers and gateways at DistribuTECH 2019 in booth #719. For more information about our live demos and educational presentations, visit https://www.sierrawireless.com/landing/distributech-2019/.

Resources

  To learn more about the AirLink RV55, register for this webinar on Thursday, February 21, 2018 at 8am (Pacific Time): https://cc.callinfo.com/r/13gnrrkpwxv18&eom
  Product datasheet: https://www.sierrawireless.com/products-and-solutions/routers-gateways/rv55/

For more information about Sierra Wireless AirLink gateways, routers and management services, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and "AirLink" are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 4, 2019